Exhibit 99.1



                            Explanation of Responses


(1) The reported shares of Common Stock of the Issuer ("Common Stock") are owned by CRT Capital Group LLC ("CRT") and Harbor Drive Special Situations Master Fund, Ltd. ("Harbor Drive"). CRT has direct beneficial ownership of 1,363,448 shares of Common Stock of which 1,500 are shares of Common Stock underlying units of the Issuer ("Units"), each Unit consisting of one share of Common Stock and two warrants to purchase Common Stock ("Warrants"). Harbor Drive has direct beneficial ownership of 100,000 shares of Common Stock.

(2) The reported Warrants are owned by CRT and Harbor Drive. CRT has direct beneficial ownership of 3,000 Warrants which underlie the 1,500 Units owned by them. Harbor Drive has direct beneficial of 868,000 Warrants.

(3) The securities to which this report relates were purchased by CRT Capital and Harbor Drive. Pursuant to an investment agreement, Harbor Drive Asset Management, LLC ("HDAM") has the investment and voting power with respect to securities held by Harbor Drive. CRT Capital Holdings LLC ("CRT Holdings") owns all the equity interests in and is the sole managing member of HDAM and CRT. CRT Holdings directly controls CRT and controls Harbor Drive through HDAM. In accordance with Instruction 5(b)(iv), for Section 16 purposes, the entire amount of the Issuer's securities held by CRT and Harbor Drive is reported herein. CRT Holdings disclaims any beneficial ownership of any of the Issuer's securities to which this report relates for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, except to the extent of its indirect pecuniary interest therein, and this report shall not be deemed an admission that CRT Holdings is the beneficial owner of such securities for purposes of Section 16 or for any other purposes.